Exhibit 3(ii)

Amendments to the NextEra Energy, Inc. Bylaws

May 21, 2010

The bylaws are amended by:

(1) deleting the first sentence of Article IV (prior to the addition set forth in (2), below) and replacing it with the following:

“Certificates representing shares in the Corporation shall be signed by the chairman of the board, the chief executive officer, the president or a vice president and by the secretary or an assistant secretary.”

(2) adding the following before the first sentence of Article IV:

“Shares in the Corporation may but need not be represented by certificates.”

(3) deleting the second paragraph of Article IV and replacing it with the following:

“Each certificate representing shares shall state upon the face thereof:  the name of the Corporation; that the Corporation is organized under the laws of Florida; the name of the person or persons to whom issued; and the number and class of shares and the designation of the series, if any, which such certificate represents.”

(4) adding a new third paragraph to Article IV, as follows:

“The board of directors of the Corporation may authorize the issuance of some or all of the shares of any or all of its classes or series without certificates. Any such authorization shall not affect shares already represented by certificates until they are surrendered to the Corporation.”